Exhibit 1.06

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software Reports 14 Percent Increase in Application Sales

and Recurring Revenue for the Quarter Ended March 31, 2010

Compared To Same Period Last Year

SHANGHAI, ATLANTA, April 28, 2010 — CDC Software Corporation (NASDAQ: CDCS), a hybrid enterprise software provider of on-premise and cloud deployments, today announced financial results for the quarter ended March 31, 2010. For the first quarter of 2010, Non-GAAP revenue(a) was $51.7 million and Non-GAAP net income(a) was $8.0 million, or $0.28 in Non-GAAP earnings per share(a), compared to Non-GAAP revenue of $50.4 million and Non-GAAP net income of $8.3 million, or $0.29 in Non-GAAP earnings per share in the first quarter of 2009. CDC Software’s balance sheet continued to be solid with cash on hand of $44.5 million at March 31, 2010.

First quarter 2010 application sales, which is comprised of license revenue plus new Total Contract Value (TCV) for Software-as-a-Service (SaaS) sales secured, increased 14 percent to $8.2 million during the first quarter of 2010, from $7.2 million in the first quarter of 2009. Total contracted and unrecognized recurring revenue at the end of the first quarter 2010 was $52.5 million compared to $49.2 million at end of the fourth quarter of 2009. First quarter 2010 license revenue was $7.9 million, and TCV for new SaaS contracts secured in the quarter was $0.3 million. Also the number of enterprise and SaaS deals in the first quarter of 2010 increased by about 18.7 percent to 299 from 252 in the first quarter of 2009 (which did not include SaaS).

Total Non-GAAP recurring revenue(a), which CDC Software defines as Non-GAAP maintenance(a) plus SaaS revenue, increased 14 percent to $27.5 million in the first quarter of 2010 from $24.2 million in the first quarter of 2009. Maintenance retention revenue continued to be strong at 90 percent for the first quarter of 2010. First quarter 2010 services revenue was $15.3 million compared to $18.7 million in the first quarter of 2009.

First quarter 2010 Non-GAAP net income attributable to controlling interest(a) was $8.0 million, or $0.28 per share, compared to $8.3 million or $0.29 per share in the first quarter of 2009. Adjusted EBITDA(a) was $10.6 million in the first quarter of 2010 compared to $12.7 million in the same period in 2009. First quarter 2010 Adjusted EBITDA margin(a) was 20 percent compared to 25 percent in the same period in 2009. Operating cash flow for the quarter ended March 31, 2010 was $5.5 million compared to $6.7 million for the fourth quarter ended December 31, 2009.

“We saw solid growth in application sales and recurring revenue despite the first quarter typically being lower than other quarters due to the seasonality such as customer’s “budget flush” where they generally have less flexibility in capital spending,” said Bruce Cameron, president of CDC Software. “We are currently focused on expanding our business as a pure-play enterprise software company offering hybrid deployment options that include on-premise and SaaS. As we have previously stated, our growth strategy is to develop recurring revenue streams reaching closer to 70 percent of total revenue over the next few years, after completion of our planned SaaS acquisitions and our strategic investments in SaaS companies. In fact, we expect our SaaS revenue to reach close to 20 percent of total revenue by the end of 2011. Already, we have been seeing solid SaaS sales momentum at this early stage, and in fact, have already closed more than $800,000 in SaaS business early in the second quarter.”

Cameron added, “During our expansion, we are integrating our SaaS acquisitions, making investments in SaaS companies, training our workforce and enhancing our data centers. We are also increasing our funding for research and development which was increased 26 percent in the first quarter compared to fourth quarter in 2009, as well as expanding the number of our quota-carrying sales professionals. With these planned strategies, we feel we offer our customers and prospects a compelling value proposition as a leading hybrid enterprise applications provider.”

Effective January 1, 2010, CDC Software discontinued capitalization of internally developed software due to shorter development cycles for its products. DSOs (days sales outstanding) in the first quarter of 2010 was 80 days, compared to 101 days for the first quarter of 2009. Accounts receivable as of March 31, 2010 was $49.4 million, compared to $53.7 million as of March 31, 2009. Deferred revenue as of March 31, 2010 was $54.4 million, compared to $53.4 million as of March 31, 2009. About 43 percent of license revenue was derived from North America, 34 percent from EMEA, and 23 percent from Asia/Pacific.

Non-GAAP net income margin(a) was 15 percent in the first quarter of 2010, compared to 17 percent in the first quarter of 2009. Non-GAAP gross margin(a) improved to 61 percent during the first quarter of 2010, compared to 60 percent the same quarter of 2009.

At the core of CDC Software’s hybrid enterprise software strategy is the efficient execution of its acquire, integrate, innovate and grow strategy.

Acquire

CDC Software’s SaaS acquisition strategy is focused on companies that can complement its current SaaS solutions, extend the functionality of its on-premise solutions, and expand its geographic or vertical market footprints. These targets also must generally meet CDC Software’s disciplined acquisition criteria that includes immediate earnings accretion and increasing EBITDA margin over time.

CDC Software has completed three cloud acquisitions since the latter part of the fourth quarter of 2009 and is on track to complete more by the end of the year. Earlier this month, CDC Software announced the signing of a term sheet with potentially its largest SaaS acquisition to date.

In addition, CDC Software formed its Strategic Cloud Investment Partner Program (SCIPP) under which it plans to make minority investments in, and form strategic reselling partnerships with, companies offering cloud-based or point solutions which complement its enterprise solutions portfolio. Already, CDC Software has planned strategic relationships with, and plans to invest in, Marketbright, a SaaS marketing automation solutions provider, and eBizNET, a provider of SaaS supply chain execution solutions, where both companies will be reselling each company’s solutions. With these strategies in place, CDC Software’s goal is to reach a $50 million cloud revenue run rate on an annualized basis and an annualized total recurring revenue of $150 million in the first quarter of 2011.

Integrate

Much of CDC Software’s successful integration of its acquisitions can be attributed to its global technology and business infrastructure that offers compelling economies of scale. For example, the Truition (CDC eCommerce) acquisition in the late fourth quarter of 2009, already has seen their EBITDA as a percentage of revenue climb to 27 percent in the first quarter of 2010 compared to 5 percent in the third quarter of 2009 (the last full quarter prior to acquisition by CDC Software) by its utilization of CDC Software’s global sales and back office shared services center. The general and administrative expenses as a percentage of revenue in the first quarter of 2010 declined to 9 percent compared to 25 percent in the third quarter of 2009. Sales and marketing expenses as a percentage of revenue in the first quarter of 2010 decreased to 7 percent compared to 12 percent in the third quarter 2009.

Many of CDC Software’s acquired SaaS companies’ utilize a web services framework for integration. To leverage this integration capability, CDC Software plans to develop the CDC Software Connector, a middleware tool that will be available on the cloud that utilizes standards-based messaging and transport mechanisms, and application-to-application adaptors. CDC Connector is expected to power CDC Software’s hybrid strategy by enabling it to seamlessly integrate its on-premise and SaaS solutions.

CDC Connector is expected to provide a common on-ramp to CDC Software applications and an internal service bus, a common service adapter model to hook up to the service bus, and web services that provide interoperability between platforms. For example, CDC Software has integrated its newly acquired event monitoring technology, CDC Event Management Framework, that reacts to complex events in customers’ production environments by utilizing a powerful, flexible event broker and routing capability.

Innovate

The key enabler in the “innovate” component of CDC Software’s corporate strategy is the company’s global technology platform. This global infrastructure delivers applications and services by leveraging state-of-the-art product engineering centers in India and China utilizing the highly collaborative Agile development methodology.

During the first quarter of 2010, CDC Software introduced several new products and version upgrades for its core enterprise resource planning (ERP), supply chain management (SCM) and customer relationship management (CRM) applications, and its recently acquired products of Activplant, Truition (CDC eCommerce) and gomembers. Major new releases included: Ross 6.4, CDC Supply Chain Advanced Order Management version 10, CDC Supply Chain cSuite version 11, CDC eCommerce, Pivotal 6.0 MMD and CDC eCommerce. Ross 6.4 includes enhancements in intercompany multi-currency, enhanced user interface and reporting functionality using Microsoft Reporting Services. CDC Supply Chain Advanced Order Management 10.0 includes enhancements in SOA architecture for XML-based integration and output management, new smart client user interface, support for rationing and fair share allocation, mass updates of orders, new history and purge functions for purchase orders and enhanced product catalog management. CDC Supply Chain cSuite version 11 includes integration of warehouse and transportation across wave planning, dynamic load building and route planning and features integration of real-time event management. Pivotal Money Market Directories now provides functionality for investment management customers to import and manage Standard & Poor’s money market data within the Pivotal CRM 6.0 platform. CDC eCommerce’s new version release adds functionality in bulk gift registry.

Grow

CDC Software’s total sales pipeline has continued to grow and CDC Software has seen its second quarter to date sales pipeline (including SaaS) increase by about 60 percent compared to the same period in the second quarter in 2009 (which did not include SaaS). CDC Software’s second quarter 2010 on-premise sales pipeline has also been seeing double digit organic growth of about 27 percent compared to the second quarter in 2009. The company’s cross-sell pipeline has also been growing, and CDC Software has seen strong demand in selling CDC Factory to its ERP installed base.

As CDC Software continues to expand its hybrid business, SaaS sales are expected to accelerate at a faster rate than license sales. SaaS revenue during the first quarter 2010 increased to $1.7 million compared to $0.6 million in the fourth quarter 2009. The latter part of the fourth quarter in 2009 was the first time CDC Software reported SaaS revenue.

Another key part of its growth strategy is its Strategic Alliance Program that includes 1,100 resellers around the world. Another program, called the Strategic Partner Program, which started in the third quarter of 2009, focuses on OEM sales. As part of this program, CDC Software added two new OEM partners in the first quarter and plans to add new OEM partners every 30 to 60 days. Since the program’s inception, CDC Software’s OEM sale pipeline has grown from $150,000 in the fourth quarter of 2009 to $1.5 million in the second quarter of 2010.

In addition, CDC Software’s Franchise Partner Program has been a key growth program, especially for the company’s expansion in high growth regions such as in Latin America, India and China. Through the Franchise Partner Program, CDC Software funds investments, through the acquisition of majority control or minority stakes, in strategic partners located in high growth geographies. CDC Software believes that leveraging partners in emerging markets such as these can accelerate the company’s organic revenue growth rate.

Peter Yip, CEO of CDC Software said, “Overall, we are pleased with our progress in expanding the company’s hybrid business, which we feel differentiates us from many other enterprise software companies. Our valued customers are giving us positive feedback on our focus in hybrid offerings. That is why we have made significant investments in our acquisitions and partnerships and expect these strategies to continue this year. We are also very pleased on our recently announced securing of $30 million in new financing from Wells Fargo Capital Finance. While we have solid operating cash flow, this gives us further flexibility in executing our acquisition and investment strategies. With our strong cash position, we also believe we are well positioned to make further increases in R&D investments and to take advantage of greater expansion in high growth markets that include China and India.”

Yip concluded, “We have solid business fundamentals, a strong financial foundation and a proven track record of successfully integrating top-quality acquisitions. CDC Software has demonstrated an unwavering commitment to skillfully executing its strategies knowledgeably, efficiently, timely, and cost effectively and we are confident that this will foster greater long-term growth and promote potentially greater levels of shareholder value.”

Conference Call

The Company’s senior management will host a conference call for financial analysts and investors, Wednesday, April 28th, 2010 at 9:00 AM EDT.

USA-based Toll Free Number: +1 (888) 603-6873

International: +1 (973) 582-2706

Pass code: # 68535478 Call Leader: Monish Bahl

This call is being webcast by Thomson Reuters and can be accessed at the following link: http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=215971&eventID=3018326

Individual investors also can listen to the call through at the following link: www.fulldisclosure.com or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via Thomsonone’s password-protected event management site, StreetEvents (www.streetevents.com).

Instant Replay

For those unable to call in, a digital instant replay will be available after the call until May 12, 2010. U.S. based Toll Free Number: +1800-642-1687, U.S.-based Toll Number: +1 706-645-9291. Conference ID number: #. 68535478

Footnotes:

a) Adjusted Financial Measures

This press release includes Non-GAAP revenue, Non-GAAP recurring revenue, Non-GAAP maintenance plus SaaS revenue, Non-GAAP gross margin, Non-GAAP net income, Non-GAAP net income attributable to controlling interest, Non-GAAP net income margin, Non-GAAP earnings per share, Adjusted EBITDA an Adjusted EBITDA margin, which are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (collectively, the “Non-GAAP Financial Measures”). Non-GAAP Financial Measures are not alternatives for measures such as revenue, SaaS revenue, gross margin, net income, net income attributable to controlling interest, net income margin and earnings per share prepared under GAAP. These Non-GAAP Financial Measures may also be different from non-GAAP measures used by other companies. Non-GAAP Financial Measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.

Investors should be aware that these Non-GAAP Financial Measures have inherent limitations, including their variance from certain of the financial measurement principals underlying GAAP, should not be considered as a replacement for GAAP performance measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These supplemental Non-GAAP Financial Measures should not be construed as an inference that the Company’s future results will be unaffected by similar adjustments determined in accordance with GAAP. Reconciliations of Non-GAAP Financial Measures to GAAP are provided herein immediately following the financial statements included in this press release.

(b) Revised 2009 Information

Results provided herein for 2009 may be different than those previously reported in our press releases due to certain year-end adjustments required to be made in connection with the audit of our financial statements for the year ended December 31, 2009.

All dollar amounts are in U.S. dollars

Special Note Regarding CDC Software Financial Results

The financial results provided herein apply only to CDC Software Corporation, a subsidiary of CDC Corporation. These financial results do not apply to, and are not indicative of, the consolidated financial results of CDC Corporation, or the financial results of CDC Games Corporation, China.com, Inc. or any of their respective subsidiaries. Investors are cautioned not to place reliance on the financial results set forth herein for purposes of any investment decision with respect to the shares of CDC Corporation, and should read the foregoing in conjunction with the reports and other materials filed with the United States Securities and Exchange Commission by CDC Corporation and CDC Software Corporation, from time to time.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based SaaS or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise requirements planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “acquire, integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to more than 6,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

About CDC Corporation

The CDC family of companies includes CDC Software (NASDAQ: CDCS) focused on enterprise software applications and services, CDC Global Services focused on IT consulting services, and outsourced R&D and application development, CDC Games focused on online games, and China.com, Inc. (HKGEM:8006) focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our beliefs regarding our growth strategy, our planned acquisitions and investments, and our expectations regarding SaaS revenue, including momentum and expectations for revenue performance, our expectations regarding increased funding for research and development and the expansion of the number of quota-carrying sales professionals, our beliefs regarding our product offerings and the value thereof, our plans with respect to revenue run rates and amounts, our beliefs regarding the factors behind our success with integrations, our plans with respect to CDC Software Connector, including the potential features and benefits thereof, our beliefs and expectations regarding our total sales pipelines, including on-premise, cross-selling and SaaS, our beliefs regarding strategic partnerships, our beliefs regarding our credit facility with Wells Fargo Capital Finance and the uses thereof, our beliefs regarding our potential for long-term growth and the reasons therefor, our beliefs regarding our “acquire, integrate, innovate and grow” strategy and its effect on our positioning for long-term growth and profitability, our beliefs regarding our use of the Agile development process and its effects on speed to market delivery, product quality and our collaborative product development organization, our plans and expectations for future partnerships with third parties, our beliefs regarding the addition of OEM channels and the effects thereof on the company’s sales productivity and profit margins, our beliefs regarding the effective execution on our corporate strategies and the effects thereof, our expectations regarding future revenues and the proportion of which may come from recurring sources, our beliefs regarding our strategic position as a platform for growth both acquisitions and organically, our beliefs regarding our scalable infrastructure, our beliefs regarding our ability to leverage our global sales and marketing engine, using our lower cost, high quality offshore development centers in India and China, and our back office support systems, and the benefits thereof, our beliefs regarding the benefits of our infrastructure, our beliefs regarding any trends we may see, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations in our companies; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the ability to develop and market successful products and services;

(f) the entry of new competitors and their technological advances; (g) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (h) the possibility of development or deployment difficulties or delays; (i) the dependence on customer satisfaction with the company’s games, software products and services; (j) continued commitment to the deployment of the products, including enterprise software solutions; (k) risks involved in developing software solutions and integrating them with third-party software and services; (l) the continued ability of the company’s products and services to address client-specific requirements; (m) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; and (n) the ability of staff to operate the enterprise software and extract and utilize information from the company’s products and services. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Also, the results and benefits experienced by customers and users set forth in this press release may differ from those of other users and customers. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, and those of our ultimate parent company, CDC Corporation. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.

CDC Software

Unaudited Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars except share and per share data)

	December 31,	March 31,
	2009 (b)	2010
ASSETS
Current assets:
Cash and cash equivalents	$40,349	$44,502
Restricted cash	113	112
Accounts receivable (net of allowance of $5,090 and $4,273 at December 31, 2009 and March 31, 2010, respectively)	44,660	45,117
Marketable securities	1,084	—
Prepayments and other current assets	7,970	11,222
Deferred tax assets	3,215	3,278

Total current assets	97,391	104,231

Property and equipment, net	5,288	4,935
Goodwill	155,617	158,588
Intangible assets	72,032	68,750
Deferred tax assets	32,051	32,273
Receivable from Parent	34,166	29,985
Note receivable due from related parties	680	650
Investment in cost method investees	604	570
Other assets	1,589	2,174

Total assets	$399,418	$402,156

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$12,185	$12,021
Purchase consideration payables	2,184	3,749
Income tax payable	3,853	4,084
Short-term bank loans	4,364	4,901
Accrued liabilities	23,048	22,492
Restructuring accruals, current portion	2,015	1,819
Deferred revenue	53,152	54,438
Deferred tax liabilities	1,151	1,052

Total current liabilities	101,952	104,556

Deferred tax liabilities	21,875	21,864
Restructuring accruals, net of current portion	—	9
Purchase consideration payables, net of current portion	810	2,601
Other liabilities	9,628	9,994

Total liabilities	134,265	139,024

Contingencies and commitments

Shareholders’ equity:
Class A ordinary shares, $0.001 par value; 50,000,000 shares authorized; 4,800,000 and 4,800,000 shares issued as of December 31, 2009 and March 31, 2010, respectively; 4,679,037 and 4,562,294 shares outstanding as of December 31, 2009 and March 31, 2010, respectively	5	5
Class B ordinary shares, $0.001 par value; 27,000,000 shares authorized; 24,200,000 shares issued as of December 31, 2009 and March 31, 2010; respectively 24,200,000 and 23,923,457 shares outstanding as of December 31, 2009 and March 31, 2010, respectively	24	24
Additional paid-in capital	249,219	249,875
Common stock held in treasury; 120,963 and 514,249 shares at December 31, 2009 and March 31, 2010, respectively	(1,118)	(5,112)
Retained earnings	16,843	18,597
Accumulated other comprehensive income (loss)	10	(515)

Total shareholders’ equity	264,983	262,874

Noncontrolling interest	170	258

Total equity	265,153	263,132

Total liabilities and shareholders’ equity	$399,418	$402,156

CDC Software

Unaudited Combined Statement of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended
	December 31,	March 31,
	2009 (b)	2010
REVENUE:
Licenses (including royalties from related parties of $176 and $466, respectively)	$10,511	$7,923
Maintenance (including royalties from related parties of $49 and $69, respectively)	25,343	24,870
Professional services	15,800	15,298
Hardware	2,056	907
SaaS implementation and support	616	1,530

Total revenue	54,326	50,528

COST OF REVENUE:
Licenses	4,868	4,749
Maintenance	3,609	4,164
Professional services	13,443	13,743
Hardware	1,525	774
SaaS implementation and support	411	538

Total cost of revenue	23,856	23,968

Gross profit	30,470	26,560
Gross margin %	56%	53%

OPERATING EXPENSES:
Sales and marketing expenses	8,627	9,569
Research and development expenses	5,297	6,686
General and administrative expenses	10,615	8,267
General and administrative expenses allocated to Parent	(2,246)	(2,342)
Exchange (gain) loss on deferred tax assets	(39)	623
Amortization expenses	1,151	1,280
Restructuring and other charges	1,176	573

Total operating expenses	24,581	24,656

Operating income	5,889	1,904
Operating margin %	11%	4%

Other income, net	144	730

Income before income taxes	6,033	2,634
Income tax benefit (expense)	61	(580)

Net income	6,094	2,054
Net income attributable to noncontrolling interest	(10)	(88)

Net income attributable to controlling interest	$6,084	$1,966

Net income attributable to controlling interest per class A ordinary share - basic and diluted	$0.21	$0.07

Net income attributable to controlling interest per class B ordinary share - basic and diluted	$0.21	$0.07

Weighted average shares of class A outstanding - basic and diluted	4,760,880	4,596,329

Weighted average shares of class B outstanding - basic and diluted	24,200,000	24,196,927

Total weighted average shares - basic and diluted	28,960,880	28,793,256

CDC Software

Unaudited Combined Statement of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended March 31,
	2009	2010
REVENUE:
Licenses (including royalties from related parties of $242 and $466, respectively)	$7,130	$7,923
Maintenance (including royalties from related parties of $86 and $69, respectively)	24,198	24,870
Professional services	18,680	15,298
Hardware	345	907
SaaS implementation and support	—	1,530

Total revenue	50,353	50,528

COST OF REVENUE:
Licenses	4,578	4,749
Maintenance	3,542	4,164
Professional services	15,818	13,743
Hardware	239	774
SaaS implementation and support	—	538

Total cost of revenue	24,177	23,968

Gross profit	26,176	26,560
Gross margin %	52%	53%

OPERATING EXPENSES:
Sales and marketing expenses	7,653	9,569
Research and development expenses	4,531	6,686
General and administrative expenses	9,077	8,267
General and administrative expenses allocated to Parent	(2,861)	(2,342)
Exchange loss on deferred tax assets	228	623
Amortization expenses	1,259	1,280
Restructuring and other charges	431	573

Total operating expenses	20,318	24,656

Operating income	5,858	1,904
Operating margin %	12%	4%

Other income, net	144	730

Income before income taxes	6,002	2,634
Income tax expense	(2,003)	(580)

Net income	3,999	2,054
Net loss (income) attributable to noncontrolling interest	49	(88)

Net income attributable to controlling interest	$4,048	$1,966

Unaudited pro forma information (1):
Net income attributable to controlling interest per class A ordinary share - basic and diluted	$0.14	$0.07

Net income attributable to controlling interest per class B ordinary share - basic and diluted	$0.14	$0.07

Weighted average shares of class A outstanding - basic and diluted	4,596,329	4,596,329

Weighted average shares of class B outstanding - basic and diluted	24,196,927	24,196,927

Total weighted average shares - basic and diluted	28,793,256	28,793,256

(1) Unaudited pro forma basic and diluted earnings per share information for 2009 is presented after giving effect to the recapitalization and issuance of 29,000,000 shares upon the effectiveness of the registration statement in August 2009.

CDC Software

Unaudited Combined Statement of Cash Flow

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended
	December 31,	March 31,
	2009 (b)	2010
OPERATING ACTIVITIES:
Net income	$6,094	$2,054
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	750	699
Amortization expense	4,736	5,105
Provision for bad debt	887	(109)
Stock compensation expenses	909	444
Deferred income tax provision	3,804	—
Exchange (gain) loss on deferred tax assets	(39)	623
Loss on disposal of property and equipment	46	—
Loss (gain) on disposal of available-for-sale securities	—	(319)
Accrued interest income from Parent	(165)	(358)
Interest income on restricted cash	47	—
Changes in operating assets and liabilities:
Accounts receivable	(10,265)	(584)
Deposits, prepayments and other receivables	1,393	(2,611)
Other assets	149	(193)
Accounts payable	865	(107)
Income tax payable	(4,165)	203
Accrued liabilities	1,526	(1,305)
Deferred revenue	517	1,665
Other liabilities	(379)	265

Net cash provided by operating activities	6,710	5,472

INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	(25,533)	(2,246)
Purchases of property and equipment	(120)	(306)
Capitalized software	(556)	—
Disposal (purchase) of marketable securities	(804)	1,121
Investment in cost method investees (franchise partners)	(70)	—
Decrease (increase) in restricted cash	372	—

Net cash used in investing activities	(26,711)	(1,431)

FINANCING ACTIVITIES:
Issuance costs of class A ordinary shares	(1)	—
Borrowings from (advances to) Parent, net	(4,049)	1,739
Short-term borrowings (payments), net	(1,253)	737
Purchases of treasury stock	(930)	(1,343)
Payments for capital lease obligations	(109)	(118)

Net cash provided by (used) in financing activities	(6,342)	1,015

Effect of exchange differences on cash	(136)	(903)

Net increase (decrease) in cash and cash equivalents	(26,479)	4,153
Cash at beginning of period	66,828	40,349

Cash at end of period	$40,349	$44,502

CDC Software

Unaudited Combined Statement of Cash Flow

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended March 31,
	2009	2010
OPERATING ACTIVITIES:
Net income	$3,999	$2,054
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	823	699
Amortization expense	5,151	5,105
Provision for bad debt	236	(109)
Stock compensation expenses	181	444
Exchange loss on deferred tax assets	228	623
Gain on disposal of marketable securities	—	(319)
Accrued interest income from Parent	(72)	(358)
Interest income on restricted cash	(28)	—
Changes in operating assets and liabilities:
Accounts receivable	2,135	(584)
Deposits, prepayments and other receivables	(440)	(2,611)
Other assets	(125)	(193)
Accounts payable	400	(107)
Income tax payable	1,487	203
Accrued liabilities	(1,125)	(1,305)
Deferred revenue	(573)	1,665
Other liabilities	258	265

Net cash provided by operating activities	12,535	5,472

INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	—	(2,246)
Purchases of property and equipment	(398)	(306)
Capitalized software	(892)	—
Disposal (purchase) of marketable securities	—	1,121
Decrease in restricted cash	(38)	—

Net cash used in investing activities	(1,328)	(1,431)

FINANCING ACTIVITIES:
Borrowings from (advances to) Parent, net	(20,548)	1,739
Short-term borrowings (payments), net	(188)	737
Purchases of treasury stock	—	(1,343)
Payments for capital lease obligations	(85)	(118)

Net cash provided by (used) in financing activities	(20,821)	1,015

Effect of exchange differences on cash	(281)	(903)

Net increase (decrease) in cash and cash equivalents	(9,895)	4,153
Cash at beginning of period	27,341	40,349

Cash at end of period	$17,446	$44,502

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA and Non-GAAP Net Income

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended
	December 31,	March 31,
	2009 (b)	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating income from continuing operations	$5,889	$1,904
Add back restructuring and other charges	1,176	573
Add back depreciation expense	750	699
Add back amortization expense	1,151	1,280
Add back amortization expense included in cost of revenue	3,585	3,825
Add back stock compensation expenses	910	444
Add back exchange (gain) loss on deferred taxes	(39)	623
Add back deferred revenue grind	632	1,203

Adjusted EBITDA	$14,054	$10,551

Adjusted EBITDA margin %	26%	20%

(1) Adjusted EBITDA does not include the adjustment related to capitalized software costs which are credited against research and development expenses in our consolidated statement of operations. Below is a summary of capitalized software credits for the three months ended December 31, 2009 and March 31, 2010:

	Three months ended
	December 31,	March 31,
	2009 (b)	2010
Capitalized software credits	$(556)	$—

	Three months ended
	December 31,	March 31,
	2009 (b)	2010
(a) Reconciliation from GAAP net income attributable to controlling interest to Non-GAAP net income and Non-GAAP net income per share
Net income attributable to controlling interest	$6,084	$1,966
Add back amortization expense	1,151	1,280
Add back amortization expense included in cost of revenue	3,585	3,825
Subtract capitalized software credits	(556)	—
Add back stock based compensation	910	444
Add back restructuring	1,176	573
Add back deferred revenue grind	632	1,203
Add back exchange (gain) loss on deferred tax assets	(39)	623
Add back non cash tax expense	(21)	348
Tax affect on all reconciling items @ 31%	(2,138)	(2,271)

Non-GAAP net income	$10,784	$7,991

Non-GAAP net income as % of revenue	20%	15%
Total weighted average shares outstanding (basic and dilutive)	28,960,880	28,793,256
Non-GAAP net income per share (basic and dilutive)	$0.37	$0.28

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA and Non-GAAP Net Income

(Amounts in thousands of U.S. dollars except share and per share data)

	Three Months Ended March 31,
	2009	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating income (loss) from continuing operations	$5,858	$1,904
Add back restructuring and other charges	431	573
Add back depreciation expense	823	699
Add back amortization expense	1,259	1,280
Add back amortization expense included in cost of revenue	3,892	3,825
Add back stock compensation expenses	181	444
Add back exchange (gain) loss on deferred taxes	228	623
Add back deferred revenue grind	—	1,203

Adjusted EBITDA	$12,672	$10,551

Adjusted EBITDA margin %	25%	21%

(1) Adjusted EBITDA does not include the adjustment related to capitalized software costs which are credited against research and development expenses in our consolidated statement of operations. Below is a summary of capitalized software credits for the three months ended March 31, 2009 and 2010:

	Three Months Ended March 31,
	2009	2010

Capitalized software credits	$(892)	$—

	Three Months Ended March 31,
	2009	2010
(a) Reconciliation from GAAP net income attributable to controlling interest to Non-GAAP net income and Non-GAAP net income per share
Net income attributable to controlling interest	$4,048	$1,966
Add back amortization expense	1,259	1,280
Add back amortization expense included in cost of revenue	3,892	3,825
Subtract capitalized software credits	(892)	—
Add back stock based compensation	181	444
Add back restructuring	431	573
Add back deferred revenue grind	—	1,203
Add back exchange (gain) loss on deferred tax assets	228	623
Add back non cash tax expense	701	348
Tax affect on all reconciling items @ 31%	(1,510)	(2,271)

Non-GAAP net income	$8,338	$7,991

Non-GAAP net income as % of revenue	17%	15%
Total weighted average shares outstanding (basic and dilutive)	29,000,000	28,793,256
Non-GAAP net income per share (basic and dilutive)	$0.29	$0.28

CDC Software

Unaudited Reconciliation From GAAP Results to Non-GAAP Net Income

(Amounts in thousands of U.S. dollars)

	Three Months Ended March 31, 2009			Three Months Ended December 31, 2009			Three Months Ended March 31, 2010
	GAAP Results	Non-GAAP Adjustments	Non-GAAP Results	GAAP Results	Non-GAAP Adjustments	Non-GAAP Results	GAAP Results	Non-GAAP Adjustments	Non-GAAP Results
REVENUE:
Licenses	$7,130	$—	$7,130	$10,511	$—	$10,511	$7,923	$—	$7,923
Maintenance	24,198	—	24,198	25,343	554	25,897	24,870	932	25,802
Professional services	18,680	—	18,680	15,800	23	15,823	15,298	137	15,435
Hardware	345	—	345	2,056	—	2,056	907	—	907
SaaS implementation and support	—	—	—	616	55	671	1,530	134	1,664

Total revenue	50,353	—	50,353	54,326	632	54,958	50,528	1,203	51,731

COST OF REVENUE:
Licenses	4,578	(3,892)	686	4,868	(3,585)	1,283	4,749	(3,825)	924
Maintenance	3,542	—	3,542	3,609	—	3,609	4,164	—	4,164
Professional services	15,818	—	15,818	13,443	—	13,443	13,743	—	13,743
Hardware	239	—	239	1,525	—	1,525	774	—	774
SaaS implementation and support	—	—	—	411	—	411	538	—	538

Total cost of revenue	24,177	(3,892)	20,285	23,856	(3,585)	20,271	23,968	(3,825)	20,143

Gross profit	26,176	3,892	30,068	30,470	4,217	34,687	26,560	5,028	31,588
Gross margin %	52%		60%	56%		63%	53%		61%

OPERATING EXPENSES:
Sales and marketing expenses	7,653	—	7,653	8,627	—	8,627	9,569	—	9,569
Research and development expenses	4,531	892	5,423	5,297	556	5,853	6,686	—	6,686
General and administrative expenses	9,077	(181)	8,896	10,615	(910)	9,705	8,267	(444)	7,823
General and administrative expenses allocated to Parent	(2,861)	—	(2,861)	(2,246)	—	(2,246)	(2,342)	—	(2,342)
Exchange (gain) loss on deferred tax assets	228	(228)	—	(39)	39	—	623	(623)	—
Amortization expenses	1,259	(1,259)	—	1,151	(1,151)	—	1,280	(1,280)	—
Restructuring and other charges	431	(431)	—	1,176	(1,176)	—	573	(573)	—

Total operating expenses	20,318	(1,207)	19,111	24,581	(2,642)	21,939	24,656	(2,920)	21,736

Operating income (loss)	5,858	5,099	10,957	5,889	6,859	12,748	1,904	7,948	9,852
Operating margin %	12%		22%	11%		23%	4%		19%

Other income, net	144	—	144	144	—	144	730	—	730

Income (loss) before income taxes	6,002	5,099	11,101	6,033	6,859	12,892	2,634	7,948	10,582
Income tax expense	(2,003)	(809)	(2,812)	61	(2,159)	(2,098)	(580)	(1,923)	(2,503)

Net income (loss)	3,999	4,290	8,289	6,094	4,700	10,794	2,054	6,025	8,079
Net loss (income) attributable to noncontrolling interest	49	—	49	(10)	—	(10)	(88)	—	(88)

Net income (loss) attributable to controlling interest	$4,048	$4,290	$8,338	$6,084	$4,700	$10,784	$1,966	$6,025	$7,991

Net income as a % of revenue	8%		17%	11%		20%	4%		15%